UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                                 FREE FLOW, INC.
                              (Name of Registrant)

       Delaware                     000-54868                   45-3838831
(State of Incorporation)          (Commission                  (IRS Employer
                                   File No.)              Identification Number)

                               9130 Edgewood Drive
                                La Mesa, CA 91491
                    (Address of Principal Executive Offices)

                                 (619) 741-9006
                         (Registrant's Telephone Number)

                             Karen A. Batcher, Esq.
                             Synergen Law Group, APC
                          819 Anchorage Place, Suite 28
                              Chula Vista, CA 91914
                                 (619) 475-7882
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)


                      We Are Not Asking You for a Proxy and
                     You Are Required Not to Send Us a Proxy

                                 FREE FLOW, INC.
                               9130 Edgewood Drive
                                La Mesa, CA 91491

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                              Rule 14f-1 Thereunder

                        Notice of Proposed Change in the
                       Majority of the Board of Directors

                                  INTRODUCTION

     The information contained in this Information Statement pursuant to Rule 14f-1 (the "Information Statement") is being furnished to all holders of record of common stock of Free Flow, Inc. (the "Company") at the close of business on March 14, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 14f-1 under the Exchange Act.

     No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the closing of the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about March 14, 2014.

     Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission ("SEC") at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC's website at www.sec.gov.

     NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

     On March 13, 2014, S. Douglas Henderson (the "Seller"), entered into a Common Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Seller agreed to sell to Redfield Holdings, Ltd., a Virginia corporation (the "Purchaser"), with a principal place of business at 2301 Woodland Crossing Dr., Suite 155, Herndon, VA 20171, the Twenty Five Million

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
(25,000,000) shares of common stock of the Company (the "Shares") owned by Mr. Henderson, constituting approximately 95.4% of the Company's outstanding common stock, for $255,000. As a result of the sale there will be a change of control of the Company. It is intended that the purchase of the Shares will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company's stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

     In connection with the sale under the Stock Purchase Agreement, the Seller, who is also the Company's sole officer and director, has agreed to (a) appoint Sabir Saleem and Fernandino Ferrara (the "Designees") as directors of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit his resignation as the sole director and officer of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designees will then constitute the entire Board of Directors of the Company.

     As of the date of this Information Statement, the authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 26,200,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, $.0001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is the current sole director and  executive  officer of the
Company:

          Name                            Position/Title                   Age
          ----                            --------------                   ---

S. Douglas Henderson (1)        Director, President, CFO, Secretary        77

----------
(1) Mr. Henderson will resign all of his positions when the purchase of the Shares is completed, on or about March 25, 2014.

     The following sets forth biographical information regarding the Company's current sole director and officer:

S. DOUGLAS HENDERSON - DIRECTOR, PRESIDENT, CFO AND SECRETARY:

     S. Douglas Henderson has been President, CFO, Secretary and sole director of Free Flow since October 29th 2011. From 1998 until 2008 he was Admissions Director, Senior Flight Instructor of San Diego Flight Training International, San Diego CA. Since July 2004, he has worked part time as an income tax preparer for H & R Block. Mr. Henderson is also part owner of J. Bright Henderson, Inc., a dealer in fine art.

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
     Mr. Henderson was a director of Ads in Motion, Inc., a public company, from August 2007 until June 28, 2010 and was secretary of Ads in Motion from May 2007 until June 28, 2010. During the time Mr. Henderson was a director, Ads in Motion advanced its business plan with the building of a prototype of its elevator advertising and the installation in a building and the signing of a contract with a tenant of the building for advertising. Ads in Motion also signed a contract with a sign company for the development of its video advertising signs. Ads in Motion built a demo in a van which contained video signs which was used to advertise in the downtown area of San Diego, CA. Ads in Motion also direct mailed its brochures to the owners and operators of the high-rise buildings in San Diego, CA and personally made sales calls on them. In 2009 and 2010, the climate for selling a new type of advertising and raising capital were poor, and the company was unable to continue operations.

     Set forth below is information describing the Company's proposed new officers and proposed directors (the "Designees"), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address                               Position/Title (1)            Age
----------------                               ------------------            ---

Sabir Saleem                                    Director, CEO                 65
2301 Woodland Crossing Dr., Ste. 155
Herndon, VA 20171

Fernandino Ferrara                              Director,                     60
63 Clifton Street                               Secretary-Treasurer
Farmingdale, NY  11735

----------
(1) The persons named above will comprise the Company's Board of Directors when completion of the change of control takes effect, on or about March 25, 2014.

     The following sets forth biographical information regarding the Company's proposed new directors and officers:

     Sabir Saleem, age 65: Mr. Saleem has been the CEO and 100% owner of Redfield Holdings, Ltd., the Purchaser, since its formation in February, 2014. From 2003 until December, 2007, he was President of United Medscan Corp; and after that company was sold, he remained a consultant with United Medscan until October, 2009. Mr. Saleem was CEO of Total Medical Care, Inc., a not-for-profit corporation, from July 2006 until 2011. He currently holds the following positions: CEO of GS Pharmaceuticals, Inc. a pharmaceutical company, since February, 2012; and CEO of Neolife, Inc. a Virginia company, since September, 2012. From December 2010 until January 2012, Mr. Saleem was the CEO of Michelex Corporation, a pharmaceutical manufacturer. All of the foregoing are privately-owned companies.

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
     Fernandino Ferrara, age 60: Mr. Ferrara has been President and CEO of Lease-it-Capital d/b/a AcuLease(TM), located in Farmingdale, NY, for the past 14 years. Mr. Ferrara is also the Secretary-Treasurer of Adopt-A-Battalion, Inc., a charitable support organization for overseas and returning US servicemen and servicewomen; and he is the Vice-President of the Suffolk County Police Reserves Foundation a charitable support organization for Suffolk County, New York, police.

     There are no family relationships between the Designees.

     There is no relationship between the Seller and either of the Designees to be directors and officers. The proposed new directors and officers have no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which he participates, that is entered into or a material amendment in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the Company's knowledge, during the past ten (10) years, none of our directors, executive officers, promoters, control persons, and neither of the Designees, has been:

     * the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
     * convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

     The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

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
                      Name and Address         Amount and Nature of     Percent
Title of Class      of Beneficial Owner        Beneficial Ownership     of Class
--------------      -------------------        --------------------     --------

Common Stock,        S. Douglas Henderson          25,000,000             95.4%
par value $0.0001

Common Stock,        All Executive Officers        25,000,000             95.4%
par value $0.0001    and Directors as a Group
                     (1 person)

     The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

                      Name and Address         Amount and Nature of     Percent
Title of Class      of Beneficial Owner        Beneficial Ownership     of Class
--------------      -------------------        --------------------     --------

Common Stock,        Sabir Saleem (1)              25,000,000            100.0%
Par value $0.0001

                     Fernandino Ferrara                    -0-              -0%-

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(1)  Mr.  Saleem  is the  sole  shareholder  of  Redfield  Holdings,  Ind.  (the
     "Purchaser,), and is therefore deemed to be the beneficial owner of the 25,000,000 Free Flow shares being acquired by the Purchaser from Mr. Henderson.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company's fiscal year ended December 31, 2013.

COMPENSATION OF DIRECTORS AND OFFICERS

     During the fiscal year ended December 31, 2013, no director or executive officer received any compensation from the Company.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS AND COMMITTEES; DIRECTOR INDEPENDENCE

     We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions

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
are currently performed by the Board of Directors, which currently consists of only one person. We do not have an audit committee charter or nominating committee charter.

     Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

     Neither our current sole director, nor any of the proposed directors following the Share Exchange, are "independent" directors under the Nasdaq Marketplace Rules.

BOARD MEETINGS

     During the Company's fiscal year ended December 31, 2013, our Board of Directors did not hold any meetings and acted by written consent on 4 occasions. We have not yet established a policy with respect to board member's attendance at annual meetings.

STOCKHOLDER COMMUNICATIONS

     Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Free Flow, Inc., c/o Sabir Saleem, CEO, 2301 Woodland Crossing Drive, Suite 155, Herndon, VA 20171.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except for the ownership of the Company's securities, neither the current sole director and officer, nor any of the proposed directors, officers or holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2012 and 2013, in any transaction or proposed transaction which may materially affect the Company, except as follows:

     As of December 31, 2013 and December 31, 2012, the Company had loans from Mr. Henderson, with an outstanding balance of $22,468 and $10,000 respectively. These loans have no fixed terms for repayment, are unsecured, and bear no interest. At the closing of the Common Stock Purchase Agreement, the outstanding loan will be cancelled, and there will be no amounts due and owing from the Company to Mr. Henderson.

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
     Upon completion of the sale of control which is the subject of this Information Statement, all outstanding loans owed by the Company to any of the current officers or directors of the Company, or their affiliates, will be forgiven and cancelled.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                         FREE FLOW, INC.


March 14, 2014                           By: /s/ S. Douglas Henderson
                                             -----------------------------------
                                             S. Douglas Henderson, President


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